Annual Report

Cover Page

Name of issuer:

Viit Health Inc

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 6/15/2021

Physical address of issuer:

1647 S Saguaro
Mesa
Maricopa County AZ 85202

Website of issuer:

http://www.viit.health

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

12

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$25,065.00	$13,044.00
Cash & Cash Equivalents:	$25,065.00	$13,044.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$0.00	$0.00
Non-Current Liabilities:	$1,688,898.00	$1,330,283.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$850.00	$450.00
Net Income:	($346,594.00)	($533,768.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Viit Health Inc

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

Reason for failure to comply:

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Luis Fernando Gomez	Chief Executive Officer	Viit Health Inc	2023
Luis Gomez Sanchez	Corporate Affairs	ViiT Health	2021
Gerardo Rioseco Orihuela	Vice President of Grupo Posadas	Grupo Posadas	2024
Jorge Villegas	State and Regional Supervisor	SECIHTI	2024
Roberto Jones	Insurance	IMASS	2024
Shaun Rosenthal	Lawyer	Sanford Heisler Sharp McKnight	2024
Lorena de la Maza Krzeptowsky	Medical Director	ViiT Health	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Luis Fernando Gomez	CEO	2023
Luis Gomez Sanchez	President	2021
Gerardo Rioseco Rubio	Treasurer	2024
Sofia Alvarez	Secretary	2024
Lorena de la Maza Krzeptowsky	Vice President	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Lorena de la Maza Krzeptowsky	4500000.0 Common	30.0
Luis Gomez Sanchez	4500000.0 Common	30.0
Luis Fernando Gomez	4800000.0 Common	32.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

> For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Business Projections.
>
> The business forecasts for ViiT Health are estimates based on broader market research and cost calculations. Such estimates are provided for illustrative purposes only and do not represent a promise of potential progress or benefit since they are subject to change due to fiscal, regulatory or political aspects. Real outcomes can differ significantly from expected results to the degree that assumed events do not occur. Furthermore, we anticipate that our non-invasive glucometer will be able to read and track blood glucose levels. If this assumption turns out to be wrong, it will make it difficult for us to sell our device. Moreover, our valuation has not been checked by any independent third party and could fall precipitously. As a consequence, there can be no guarantee that ViiT Health can achieve the operational or financial results projected in its financial

forecasts, and investors should be cautious about putting too much reliance on them.

Intellectual Property.

Since the law governing the nature and validity of claims in the technology sector in which we work is still changing, our industry's intellectual property positions are generally uncertain. As a result, it's possible that we won't be able to secure any of our intellectual property. If patents, copyrights, or trademarks are protected, ViiT Health cannot guarantee that they will not be successfully challenged, invalidated, or circumvented in the future. In addition, no assurance can be provided that competitors, many of whom have significant financial resources, have not already applied for, or obtained, or will not seek to apply for and obtain, patents, copyrights or trademarks that will prevent, limit or interfere with ViiT Health ability to make, use and sell its products and services either in the United States or in international markets. Furthermore, regulating and defending our intellectual property against theft and unauthorized use by third parties takes time and money, and some countries may not recognize our intellectual property rights. Any litigation protecting our intellectual property and defending our original content could have a material adverse effect on our business, operating results and financial condition regardless of the outcome of such litigation.

Key Personnel.

To meet its business goals and targets, ViiT Health relies on its main collaborators and its ability to recruit or retain additional personnel. We depend heavily on the management team's expertise, experience, and continued services. The loss of their services, caused by their departure from the company or by disability, illness, or for any other reason, may have an adverse effect on the Company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business. Collaborators can also voluntarily end their employment with ViiT Health at any time. We enforce confidentiality agreements with all our key personnel as a first step in mitigating this risk. Nonetheless, there is fierce competition for talented senior management, middle management, and engineers, and we cannot guarantee that we will be able to recruit, train, or retain skilled staff in the future.

Competitors.

Rapid technical advancements, regular new product

introductions, innovations, and evolving market standards define the healthcare industry. Because of the newness of these products and their rapid development, ViiT Health will need to keep improving the efficiency, features, and reliability of its products. Other future competitors could be in a stronger position to capture the majority of the market. We may face competition from larger, more developed corporations that recognize this market niche and the potential it offers. They have much better financial means and resources than us. They may find a way to get around our intellectual property and create and sell competitive products that are equal to or better than those produced by us before we do. There is no guarantee that our technologies or products will not become obsolete as a result of competition.

Additional Financing.

The research and development, manufacture and sale of our non-invasive glucometers is a capital-intensive business. We will likely need to raise additional amounts of capital from outside investors after this current raise. We will have to postpone or change our business plan if we are unable to do so for whatever reason. There is no guarantee that any such delay or change will not have a significant negative impact on our company. Even if we manage to raise subsequent financing or borrowing rounds, the terms of those rounds might be more favorable to new investors or creditors than to existing investors. New equity investors or lenders could have greater rights to our financial resources compared to existing shareholders. Additional financings could also reduce the rights and value of your investment, and dilute your future shares without your consent.

Government Regulations.

Political, economic, and regulatory factors are causing structural changes in the healthcare sector, which could have a significant impact on our operations outcome. We have no way of knowing which healthcare services and regulations will be enforced at the federal or state level or the impact of any potential legislation or regulation in the United States or internationally. Our company relies on the effective growth, regulatory approval, and commercialization of our products in various countries. We do not yet have any products authorized for sale or commercialization in any region. The growth, regulatory approval, and commercialization of our product pipeline will be critical to the success of our company, including our ability to fund it and generate revenue in the future. However, if we are successful, it could take a few years

However, if we are successful, it could take a few years before we can demonstrate the effectiveness of our products.

Security & Confidentiality.

We collect and store confidential data, such as intellectual property, our proprietary business information and that of our clients, business partners, and personally identifiable information of our customers and employees. Our information technology and infrastructure, notwithstanding our security measures, could be vulnerable to hacker attacks or compromised as a result of employee negligence, malfeasance, or other disturbances. Any such breach could compromise our servers, allowing access to, public disclosure of, loss, or theft of information stored there. Any unauthorized entry, disclosure, or other loss of information may result in legal claims or litigation, as well as liability under privacy laws and regulatory penalties. Furthermore, any such access, disclosure, or other loss of information could interrupt our operations and services to customers, damage our credibility, and trigger a loss of trust in our products and services, all of which could have a negative impact on our revenues and competitive position.

Natural & Man-made disasters.

Natural or man-made disasters have the potential to damage or disrupt our activities, foreign trade, and the global economy, and therefore have a significant negative impact on us. Natural disasters, such as earthquakes, landslides, floods, explosions, hurricanes, tornadoes, and lightning, have the potential to disrupt our business operations. Pandemics, power outages, rolling blackouts, telecommunication failures, terrorist threats, cyber-attacks, computer viruses, denial-of-service attacks, human error, and hardware or software flaws or malfunctions are all examples of external man-made disasters. We also depend on investments to finance our operations as an early-stage startup. Our ability to continue operations will be seriously hindered if our investment flow is disrupted by disasters and/or the impact they have on the economy.

Company Growth.

We may go through a phase of rapid expansion in our operations, putting a strain on the Company's management, administrative, operational, and financial infrastructure. The ability of ViiT Health's senior officers to successfully handle this development will be critical to the company's success. To accomplish this, the Company must continue to recruit, train, and manage new collaborators as required. Our business goals will be harmed if our new hires perform poorly, if we are ineffective in recruiting, training, handling, and integrating these new workers, or if we are unsuccessful in retaining existing collaborators. We cannot guarantee that ViiT Health will be able to put in place appropriate growth management strategies in time to mitigate the financial consequences of growth management risks. We may be unable to execute our business plan, our performance may suffer, and we may be forced to file for bankruptcy if we fail to adopt growth management initiatives in a timely manner.

Reliability & Press.

We may have problems with the reliability of our products and applications, causing consumers to lose confidence in our brand, products, and services for an extended period of time, resulting in lower sales, which could materially and adversely affect our company. Negative press articles, whether based on true facts or libelous, can also have an impact on our image, leading to similar negative reputation effects. We cannot guarantee that such negative image effects will not occur, whether as a result of poor product or service reliability or negative press.

Disruptive Technology.

We are one of the few companies to attempt to measure glucose blood levels and other biomarkers by using a multispectral device powered by computer vision algorithms as a non-invasive method for preventing Non-Communicable Diseases like Diabetes or its subsequent complications. However, our thesis could be wrong. There's no guarantee that our device will ever perform as intended, or that all of the company's goals will be met. When it comes to developing, testing, industrializing, and ultimately manufacturing our products, we may face major challenges. We only have a few manufacturing prototypes, and still need to design and develop improved prototypes, set up a manufacturing plant, and define final manufacturing processes. Our devices have so far been built entirely in-house and will be the first of their kind. We still need to establish an extensive track record of reliability (which could take years) and sales and distribution channels. We must successfully overcome these and other manufacturing and legal barriers in order to be successful.

Outside Suppliers.

All of our manufacturing materials, parts, and components for our glucometer device come from outside sources. While we believe we can establish alternative sources of supply for the majority of these components in a reasonable amount of time, we cannot guarantee that our existing or alternative sources will be able to satisfy all of our demands in a timely manner in the future. In the event that required components are unavailable, we might be forced to re-engineer our products to fit available substitutes, which could increase our costs and/or have a material negative impact on production schedules, product efficiency, and consumer acceptance. Furthermore, an uncorrected defect or deviation in a part or raw material supplied, either unknown to us or incompatible with our manufacturing process, may jeopardize our ability to produce products. We might not be able to locate a suitable replacement supplier in a reasonable amount of time or on economically reasonable terms, if at all. Our operations could be interrupted if we are unable to find a supplier for the components of our devices. Any interruption in the supply of raw materials and components that we and third parties use to produce our products may have a negative impact on our net profits.

Future Equity Financing.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Securities | Securities |

Class of Security	(or Amount) Authorized	(or Amount) Outstanding	Voting Rights
Preferred	2,000,000	0	No ⌄
Common Stock	15,000,000	15,000,000	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
9/2021	Regulation D, Rule 506(b)	SAFE	$200,000	General operations
2/2022	Regulation Crowdfunding	SAFE	$281,036	General operations
3/2022	Regulation D, Rule 506(b)	SAFE	$50,000	General operations
3/2022	Regulation D, Rule 506(b)	SAFE	$100,000	General operations
7/2022	Regulation D, Rule 506(b)	SAFE	$300,000	General operations
2/2023	Regulation D, Rule 506(b)	SAFE	$25,000	General operations
4/2023	Regulation D, Rule 506(b)	SAFE	$10,000	General operations
4/2023	Regulation D, Rule 506(b)	SAFE	$25,000	General operations
4/2023	Regulation D,	SAFE	$25,000	General

	Rule 506(b)			operations
6/2023	Regulation D, Rule 506(b)	SAFE	$20,000	General operations
6/2023	Regulation D, Rule 506(b)	SAFE	$8,500	General operations
3/2024	Regulation D, Rule 506(b)	SAFE	$20,000	General operations
5/2024	Regulation D, Rule 506(b)	SAFE	$2,035	General operations
7/2024	Regulation Crowdfunding	SAFE	$292,345	General operations
10/2024	Regulation D, Rule 506(b)	SAFE	$65,000	General operations
2/2025	Regulation D, Rule 506(b)	SAFE	$215,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Gerardo Rioseco Rubio
Amount Invested	$20,000.00
Transaction type	Safe
Issue date	06/29/23
Valuation cap	$20,000,000.00
Relationship	Treasurer

Name	Luis Gomez Sanchez
Amount Invested	$8,500.00
Transaction type	Safe
Issue date	06/30/23
Valuation cap	$20,000,000.00
Relationship	Co Founder & Director

Name	Luis Gomez Sánchez
Amount Invested	$2,035.00
Transaction type	Safe
Issue date	05/30/24
Valuation cap	$20,000,000.00
Relationship	Co-Founder

Solex Vintel was the background development company that initiated research towards non invasive glucose measurement and it is owned by the same founders than Viit Health. Solex Vintel raised $3M in grants and later subscribed the IP mentioned in this Form C to Viit Health.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Non-Invasive Glucose & Biomarker Monitor for Wellness

Sedentary lifestyles and unhealthy diets have made Type II Diabetes one the highest rising mortality causes in the world (second largest in Mexico). It has affected many people around us. We realize that the only way to change this and save lives is by raising awareness and promoting prevention through effective and regular monitoring.

Milestones

Viit Health Inc was incorporated in the State of Delaware in June 2021.

Since then, we have:

- 5 Clinical Trials, ±20.8 mg/dL Mean Absolute Error (MAE) for regular Blood Glucose levels, ±3 BPM MAE for Heart Rate, ±0.5% for SpO2, ±12-15 mm/Hg for Blood Pressure. 180 units already requested.

- +$1.6M raised from leading private investors. $3M granted for R&D to background dev company.

- Twice Grant Awardee by the Mexican National Council of Science and Technology.

- Massive Wellness market potential of $1.5 T and $966 B diabetes-related global health expenditure.

- Cutting-edge proprietary AI can detect multiple

markers (Glucose, SpO2, Heart Rate, and Blood Pressure) and generate personalized recommendations and disease risk predictions.

- Strategic alliances with Softeq Engineering, Fresh Consulting, InBody, Hamamatsu, Pharmatics & Mexico City's Health Department.

- Supported by a leading US Family Office, Softeq Venture Studio and Mexico City's Health Department.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was incorporated in June 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2024, the Company had revenues of $0 compared to the year ended December 31, 2023, when the Company had revenues of $0.

- *Assets*. As of December 31, 2024, the Company had total assets of $25,065, including $25,065 in cash. As of December 31, 2023, the Company had $13,044 in total assets, including $13,044 in cash.

- *Net Loss*. The Company has had net losses of $346,594 and net losses of $533,768 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- *Liabilities*. The Company's liabilities totaled $1,688,898 for the fiscal year ended December 31, 2024 and $1,330,283 for the fiscal year ended December 31, 2023.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,638,916 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 4 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in

4 to 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Viit Health Inc cash in hand is $90,134.30, as of March 2025. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $51,569.80/month, for an average burn rate of $51,569.80 per month. Our intent is to be profitable in 18 months.

Since the date of our financials, we have:

1) Received a $215,000 investment via SAFE with the same terms.
2) Submitted our Non-Provisional Patent Application No. 19/088,717 and PCT application No. PCT/US25/21174.
3) Submitted a research proposal to the SBIR NIH program for $2.4M of non-dilutive capital.
4) Hired Pharmatics Ltd to further refine our Machine Learning Algorithms.
5) Hired a new Chief Technology Officer and Chief Research Officer.
6) Received approval to commence a new observational study with Hospital Juárez de México.
7) Secured pre-purchase orders from Activz, 365 Surgical and The Sage Foundation.
8) Entered into a commercial agreement with Fresh Consulting Inc for development of our third and commercial-ready product iteration.
9) Achieved ±3 BPMs MAE for Heart Rate measurement, ±0.5% for SpO2, ±12-15 mmHg for Blood Pressure, and ±20.8 mg/dL for Blood Glucose.

In the next six months, we intend to close a $2.285M Seed Round and receive $2.4M in non-dilutive capital for research and development. Assuming we raise our expected target, we would be incurring $132K in monthly expenses on average. We expect to generate revenue in summer of 2026, averaging $300K in monthly revenue from July to December.

We believe we will need approximately $2.85M to finalize product development and place the first commercial units in the market in order to reach profitability by the middle of 2026.

For additional sources of capital outside of this Wefunder

offering, we can rely on previous institutional investors, pre-sales, and Venture Capital firms with which we are in active discussions.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Luis Fernando Gomez, certify that:

(1) the financial statements of Viit Health Inc included in this Form are true and complete in all material respects ; and

(2) the financial information of Viit Health Inc included in this Form reflects accurately the information reported on the tax return for Viit Health Inc filed for the most recently completed fiscal year.

Luis Fernando Gomez
Chief Executive Officer

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's

compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the

report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.viit.health/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Gerardo Rioseco Orihuela
Gerardo Rioseco Rubio
Jorge Villegas
Lorena de la Maza Krzeptowsky
Luis Fernando Gomez
Luis Gomez Sanchez
Roberto Jones
Shaun Rosenthal
Sofia Alvarez

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird SAFE (Simple Agreement for Future Equity)

SPV Subscription Agreement

SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Gerardo Rioseco Orihuela

Gerardo Rioseco Rubio

Jorge Villegas

Lorena de la Maza Krzeptowsky

Luis Fernando Gomez

Luis Gomez Sanchez

Roberto Jones

Shaun Rosenthal

Sofia Alvarez

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Viit Health Inc

By

Luis Fernando

Co Founder, CEO/CTO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Luis Fernando

Co Founder, CEO/CTO
4/14/2025

Lorena de la Maza Krzeptowsky

Vice President
4/14/2025

Shaun Rosenthal

Director
4/15/2025

Gerardo Rioseco Rubio

Sr
4/15/2025

Sofia Alvarez Cano

Secretary
4/15/2025

Luis Gomez Sanchez

President
4/15/2025

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.